Mail Stop 3561

December 22, 2008

Terren S. Peizer
President and Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard
Suite 1500
Los Angeles, CA 90025

> **Re:** **Hythiam, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Definitive Revised Proxy Statement on Schedule 14A**
> **Filed June 3, 2008**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008 and September 30, 2008**
> **File No. 001-31932**

Dear Mr. Peizer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Liquidity and Capital Resources, page 49

1.   We note your disclosure on page 51 that your cash operating expenditures average $2.5 million a month for the remainder of 2008. Cash Operating expenditures does not appear to be a GAAP measure, thus please include the required disclosures for non-GAAP measures under Item 10(e) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, F-2

2.   We note that the reports of the independent registered public accounting firm are unsigned. Please amend to provide a signed accountants report and a signed attestation report on internal control over financial reporting in accordance with Item 3-02 of Regulation S-T.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Goodwill, F-15

3.   We note that you recorded $10.8 million of goodwill in the acquisition of CompCare of which you have allocated approximately 95% of the acquired goodwill to the healthcare services segment while only 5% of goodwill is allocated to the segment which includes CompCare. Please disclose the methodologies you used to allocate goodwill to your reporting segments.

4.   You state that your association with CompCare will create synergies and provide access to an infrastructure for your planned disease management product offerings. Please explain how the acquisition of CompCare will create synergies in your health care segment. Also, tell us what the fair value of the healthcare services segment was prior to and subsequent to the acquisition of CompCare using the guidance of paragraph 35 of SFAS 142.

Note 11. Share-based Compensation, F-27

5.   We note that you transferred 695,000 options related to a status change from employee to non-employee. However, we did not find any disclosure of how you accounted for these options. Please tell us how you considered paragraph 51 of SFAS 123(R) in determining the amount of expense to record in the period related to this modification.

Part III

6.   We note the statement on page 60. General Instruction G(3) to Form 10-K permits an
         issuer to incorporate Part III information into the Form 10-K from its definitive proxy
         material, if the definitive proxy material is filed within 120 days after the end of the
         issuer's fiscal year. We note that your definitive proxy statement was not filed within
         120 days after the end of your fiscal year. Please amend your filing accordingly. Also,
         see Question 104.09 of the Compliance and Disclosure Interpretations for Exchange Act
         Forms, which is available at
         http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

Form 10-Q for the Period Ended September 30, 2008

Notes to Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page 16

7.   We note that you recorded $10.5 million of goodwill related to the acquisition of
         CompCare as of December 31, 2007. You state that you evaluated $493,000 of goodwill
         related to CompCare for impairment with no exceptions as of September 30, 2008. We
         note on page 39 that under the current plan there is substantial doubt about CompCare's
         ability to continue as a going concern.   Tell us how you evaluated the remaining
         goodwill of $9.8 million in the healthcare services as of September 30, 2008. As part of
         your response, provide a reasonably detailed summary of the analysis. Identify, and
         explain the basis for, all significant assumptions used.

Marketable Securities, page 14

8.   We note that you were unable to complete auctions for $11.5 million of auction-rate
         securities (ARS) and have recorded a temporary decline in the fair value of
         approximately $1.1 million.   Further, we note that UBS has offered to purchase the ARS
         from you at par plus accrued but unpaid interest beginning on June 30, 2010 and ending
         on July 2, 2012. Tell us the factors you considered in determining that you have the
         ability to hold these securities until June 30, 2010. It appears inconsistent when you
         consider footnote four, the loss of major contracts with Pennsylvania, Maryland and
         Indiana which represented approximately 62.5% of your revenues for the nine-months
         ended September 30, 2008, you continue to generate net losses, negative operating cash
         flows, and have a working capital deficit.

Note 5. Debt Outstanding, page 21

9.   We note that you amended your senior secured note with Highbridge to extend the
         optional redemption date by one year and remove certain restrictions and granted
         additional redemption rights. Please disclose whether the amended debt instrument is

considered to be "substantially different" as defined by EITF 96-19 and how you accounted for the costs incurred for the amendment and the costs of the original debt.

10. We note that as part of the amended senior secured note you also amended the existing warrant held by Highbridge for 285,185 shares of your common stock at $10.52 per share. You state that the amended warrant expires five years from the amendment date and is exercisable for 1,300,000 shares of your common stock at $2.15 per share. Please explain if the original warrant is still outstanding and is being recorded as a liability in accordance with EITF 00-19. As a result of the modification, you state that you recorded approximately $1.8 million of incremental costs, fair value of the costs of the warrants as debt discount. Please advise why you recorded the changes in the fair value of the warrants as a debt discount and the guidance you relied upon. On page 33, we also note that you recorded $1.3 million gain to reclassify the warrants from additional-paid-in-capital, and the changes in fair value from the issuance date to June 30, 2008 which was recognized during the three months ended September 30, 2008. Tell us how this accounting complies with paragraph 10 of EITF 00-19.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 37

11. We note your disclosure on page 39 that you are under no obligation to provide CompCare with any form of financing, and do not currently anticipate making additional cash investment in CompCare and there is substantial doubt about CompCare's ability to continue as a going concern. Please disclose the affect to your financial statements in the event CompCare is not able to continue as a going concern. Please indicate the course of action you have taken or propose to take to remedy any deficiencies.

Critical Accounting Estimates, page 40
Accrued Claims Payable and Claims Expense, page 41

12. We note that your accrued claims payable is $6.4 million at September 30, 2008 and has increased from $5.4 million since December 30, 2007. Please disclose your obligations to pay these claims if CompCare is unable to pay these liabilities.

Other Exchange Act Reports

13. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Definitive Revised Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

14. In future filings, please clarify what the company's performance objectives are for the payment of incentive awards to the named executive officers. We note that you indicate

that the amount of any bonus is discretionary. To the extent that you have targets to be achieved for your named executive officers to earn their incentive awards, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

15.   We note that you deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a). In future filings, please comply fully with Item 601(b)(31)(i) of Regulation S-K.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bill Kearns at (202) 551-3727 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director